[GUESS?, INC. LOGO]

March 30, 2007

Michael Moran
Branch Chief
Mail Stop 3561
US Securities and Exchange Commission
Washington, D.C. 20549

Re:                             Guess?, Inc.
Item 4.01 Form 8-K
Filed March 23, 2007
File No. 1-11893

Dear Mr. Moran,

On behalf of Guess?, Inc (the “Company”), I am responding to the comment letter dated March 26, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced Form 8-K. Set forth below is the Staff’s comment and the Company’s response thereto.

Staff Comment

1.                                      It appears the circumstances you describe in your filing represents a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when KPMG has completed all audit work with respect to the period ended February 3, 2007. We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date.  The amendment should include another letter from KPMG confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment.

Company Response

The Company acknowledges its obligation to file, and intends to file, a Form 8-K amendment upon completion by KPMG of all audit work with respect to the period ended February 3, 2007 as described in Staff Comment Number 1 above.

In connection with the above comment and our response, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of the disclosures in our filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response addresses your comment. If you have any further questions, please do not hesitate to call me directly at (213) 765-3630.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.

cc:                                 Carlos Alberini, President and COO
Dennis Secor, Senior Vice President and CFO